FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Cash dividend payment

Payment of cash dividends

Shareholders of BBVA Banco Francés S.A are hereby notified that, in accordance with a resolution of the Ordinary and Special Shareholders’ Meeting held on April 10, 2014 and Board of Directors meeting as of June 24, 2014, cash dividends will be paid as from July 8, 2014 for an amount of AR$ 28,800,000, equivalent to 5.364349% of the capital stock or AR$ 0.05364349 per share for the fiscal year ended December 31, 2013.

We also inform that as a result of the reform of the Income Tax for 2013, distributed dividends were included as taxable revenue with a rate of 10%, as final and full payment. The tax will be withheld to individuals in Argentina and beneficiaries abroad.

Furthermore, the above mention distribution is subject to Personal Assets Tax withholdings in accordance with the additional section included after Section 25 in the Argentine Income Tax Law N° 25,585. Any Personal Assets tax payable shall be calculated at a rate of 0.5% on shares held at taxable individuals, as of December of each year, valued pro-rata, provided they were shareholders on that date.

At this time, the Bank shall withhold Personal Assets Taxes from any shareholders collecting dividends that have not paid any taxes due to BBVA Banco Francés up to July 7, 2014, provided they were shareholders on December 31, 2012 and 2011.

The abovementioned Personal Assets Taxes withholdings shall not exceed in aggregate the gross amount of dividends assessed for each one of the shareholders.

Moreover, we inform that non-resident shareholders may collect cash dividends in U.S. Dollars through a transfer to a foreign account which shall be expressly specified.

Shareholders and/or trustees shall send a written notice with all relevant information to BBVA Banco Francés, to be delivered by 1:00 PM on July 7, 2014.

BBVA BANCO FRANCES S.A. –

OPERACIONES FINANCERAS,

(Financial Transactions)

RECONQUSITA 199, ENTREPISO,

C1003AAB, Buenos Aires, ARGENTINA

Att. Mr. MANUEL MANSILLA,

Indicating beneficiary, customer name and depositor at Caja de Valores S.A. &/or identification in the Shareholders’ Registry held by the Registrar; Caja de Valores S.A., foreign bank to which wire transfers should be made, account number, reference, and any other clarification required for a correct crediting of net dividends.

Dividends shall be paid through the Caja de Valores S.A in its address held on 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, Monday through Friday from 13 a 15 hours.

Sincerely yours.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 25, 2014	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer